UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

579793100
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000

with copies to:

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Landry’s, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

1	NAME OF REPORTING PERSON Landry’s MSA Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,496,281
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,496,281
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,496,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 579793100

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned.  This Amendment No. 5 hereby amends and restates such Schedule 13D in its entirety.

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of McCormick & Schmick’s Seafood Restaurants, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.

Item 2.	Identity and Background.

(a)           This statement is filed by Tilman J. Fertitta, Landry’s, Inc., a Delaware corporation (“Landry’s), and Landry’s MSA Co., Inc., a Delaware corporation (“Acquisition Sub”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name, present business address, present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted of each director and executive officer of Landry’s and Acquisition Sub.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 1510 West Loop South, Houston, Texas 77027.

(c)           Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s, a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of high end and casual dining restaurants, primarily under the names of Landry’s Seafood House, Rainforest Cafe, The Chart House, Bubba Gump Shrimp Co., Claim Jumper, Saltgrass Steak House and Oceanaire, as well as a fine dining signature group of restaurants: Vic & Anthony’s, Grotto, Willie G’s and others.  Acquisition Sub is a holding company and wholly owned subsidiary of Landry’s formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined and discussed below in Item 4) and has not engaged in any activities except in connection with these transactions.  Mr. Fertitta serves as the Chairman of the Board and President of Acquisition Sub.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 579793100

(f)           Mr. Fertitta and each person listed on Schedule A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,496,281 Shares owned directly by Mr. Fertitta is approximately $4,647,687, including brokerage commissions.  Such shares were acquired with his personal funds.

Set forth herein and on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned, if any, by each director and executive officer of Landry’s and Acquisition Sub.  Unless otherwise indicated thereon, each of the persons listed on Schedule B acquired such shares with personal funds.

Items 4 and 6 are incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

On November 7, 2011, Landry’s and Acquisition Sub entered into an Agreement and Plan of Merger with the Issuer (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions thereof, Acquisition Sub has agreed to commence a cash tender offer (the “Offer”) to acquire all of the Issuer’s Shares for a purchase price of $8.75 per Share, net to seller in cash without interest thereon and less any required withholding tax (the “Offer Price”).  Acquisition Sub expects to commence the Offer by November 22, 2011.  The Offer is conditioned upon, among other things, there being validly tendered in the Offer, Shares that, together with Shares owned by Landry’s, Acquisition Sub and any of their respective affiliates, represent a majority of the issued and outstanding Shares plus the aggregate number of Shares issuable to holders of the Issuer’s stock options from which the Issuer has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued) (the “Minimum Tender Condition”).

If the Offer is consummated, Acquisition Sub will be entitled to designate a number of persons to the Issuer’s board of directors that reflects Acquisition Sub’s proportionate voting interest in the Issuer.  Promptly following the successful completion of the Offer, Acquisition Sub intends to consummate a second-step merger (the “Merger”) with the Issuer in which each Share which has not been purchased pursuant to the Offer (other than the Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the Offer Price, without interest.  Upon the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Landry’s.

CUSIP NO. 579793100

The closing of the Merger is subject to approval of the Merger by the holders of a majority of the Shares; however, the parties have agreed that if, after the purchase of the Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Merger Agreement provision described in the next paragraph, Landry’s and its subsidiaries owns at least 90% of the outstanding Shares, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, Landry’s shall execute a “short-form” Merger pursuant to applicable Delaware General Corporation Law, which will not require the consent of the Issuer’s stockholders.

Pursuant to the Merger Agreement, if the Minimum Tender Condition is satisfied but the 90% threshold referred to in the preceding paragraph is not, the Issuer shall issue to Acquisition Sub, and Acquisition Sub shall purchase (the “Top-Up”), at a price per share equal to the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) that, when added to the number of Shares directly or indirectly owned by Acquisition Sub at the time of the closing of the purchase of Top-Up Shares (after giving effect to the closing of the Offer), shall constitute one share more than 90% (determined on a fully diluted basis) of the Shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up may not be exercised (i) to purchase an amount of Top-Up Shares in excess of the number of Shares authorized and unissued and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up, (ii) unless the closing of the Offer shall have occurred and (iii) unless, immediately after such exercise, Acquisition Sub would own more than 90% of the Shares then outstanding.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Acquisition Sub will serve as directors of the Issuer, (ii) the officers of Acquisition Sub immediately prior to the Effective Time will be the officers of the Issuer, and (iii) the Issuer’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended so as to read in their entirety as set forth in the applicable exhibits to the Merger Agreement, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation.

Following the Merger, the Shares will no longer be traded on The Nasdaq Stock Market Global Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 6 is incorporated by reference into this Item 4.

CUSIP NO. 579793100

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 14,889,523 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 28, 2011 filed with the Securities and Exchange Commission on November 7, 2011.

As of the close of business on November 7, 2011, Mr. Fertitta owned directly 1,496,281 Shares, constituting approximately 10% of the Shares outstanding.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned, if any, by each director and executive officer of Landry’s and Acquisition Sub.

Except as set forth herein or on Schedule B hereto, none of Landry’s, Acquisition Sub or the individuals listed on Schedule A, directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Landry’s and Acquisition Sub may be deemed to beneficially own the 1,496,281 Shares owned directly by Mr. Fertitta.  Each of Landry’s and Acquisition Sub disclaims beneficial ownership of such Shares.

(b)            Mr. Fertitta has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the Shares he owns directly.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

(c)            There have been no transactions in the Shares since Amendment No. 4 by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A).

(d)            No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 is incorporated by reference into this Item 6.  The Issuer has made customary representations and warranties and covenants in the Merger Agreement, including among other things representations and warranties that the Issuer’s board of directors has taken all necessary action to ensure that the Reporting Persons are exempt from the terms of the Rights Agreement dated as of April 18, 2011 between the Issuer and ComputerShare Trust Company N.A. (the “Rights Agreement”) and that the Offer, the Merger Agreement and the transactions contemplated in connection therewith are exempt from the terms of the Rights Agreement.

CUSIP NO. 579793100

On November 7, 2011, Landry’s and Jefferies Group, Inc. (“Jefferies”) entered into a Commitment Letter pursuant to which, among other things, Jefferies has committed, directly or through one or more of its affiliates, to provide financing to Landry’s and its affiliates in an amount up to $138.0 million (the “Purchase Price”) in connection with the Offer (the “Jefferies Financing”), through the proceeds of the incurrence of $50.0 million in principal amount of incremental term loans (“Term Loans”) under Landry’s existing credit agreement and the issuance and sale of Landry’s 11⅝% Senior Secured Notes due 2015 (the “Notes”), in a principal amount sufficient to generate net proceeds equal to the difference between the Purchase Price minus the net proceeds from the incurrence of the Term Loans.  The commitment of Jefferies is, and the obligation of Jefferies to advance the Jefferies Financing will be, conditioned upon, among other things, the consummation of the transactions contemplated by the Merger Agreement and the absence of a material adverse change with respect to the Issuer.  A copy of the Commitment Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Jefferies Financing, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

On November 8, 2011, Landry’s issued a press release announcing that it had entered into the Merger Agreement and intended to commence the Offer.  A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On November 10, 2011, Mr. Fertitta, Landry’s, and Acquisition Sub entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits.

99.1
Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 10, 2011).

99.2	Commitment Letter by and between Landry’s, Inc. and Jefferies Group, Inc. dated November 7, 2011.

99.3	Press Release dated November 8, 2011.

99.4	Joint Filing Agreement by and among Tilman J. Fertitta, Landry’s, Inc. and Landry’s MSA Co., Inc. dated November 10, 2011.

CUSIP NO. 579793100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2011

/s/ Tilman J. Fertitta
Tilman J. Fertitta

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

LANDRY’S MSA CO., INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board and President

CUSIP NO. 579793100

SCHEDULE A

Directors and Officers of Landry’s, Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address
Tilman J. Fertitta, Chairman of the Board, President and Chief Executive Officer	Mr. Fertitta is the President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027
Steven L. Scheinthal, Executive Vice President or Vice President of Administration, General Counsel, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.   Mr. Scheinthal has been a Director of Landry’s since 1993.   He has been licensed to practice law in the state of Texas since 1984.

Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027
Kenneth W. Brimmer, Director
Mr. Brimmer is the Chief Executive Officer and Chairman of the Board of STEN Corporation. Mr. Brimmer has been Chief Executive Officer of STEN Corporation since October 2003 and has been a director of STEN Corporation since February 1998. Mr. Brimmer has also been Chief Manager of Brimmer Company, LLC, a private investment company since December 2001.  Mr. Brimmer also is a director and serves on both the Audit and Compensation Committees of Hypertension Diagnostics, Inc. Mr. Brimmer has been a Director of Landry’s since 2004.

STEN Corporation, Suite 310, 10275 Wayzata Blvd., Minnetonka, Minnesota 55305
Michael S. Chadwick, Director
Mr. Chadwick is a Managing Director at Shoreline Capital Advisors and has served in such position since April 2011.  From January 2010 to March 2011, Mr. Chadwick was a Managing Director at Growth Capital Partners, a boutique investment and merchant banking firm serving the middle market.  From 1994 to 2009, Mr. Chadwick was Senior Vice President and a Managing Director in the Corporate Finance Group of Sanders Morris Harris, an investment banking and financial advisory firm. Mr. Chadwick has been a Director of Landry’s since 2001.

c/o Shoreline Capital Advisors, 1177 West Loop South, Houston, TX 77027

CUSIP NO. 579793100

Richard H. Liem, Executive Vice President, Chief Financial Officer and Director
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.

Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027
Jeffrey L. Cantwell, Senior Vice President of Development
Mr. Cantwell has been the Senior Vice President of Development of Landry’s since 2006 and has served as Vice President of Development and Director of Design and Construction since 1998.  Mr. Cantwell has been employed by Landry’s since June 1992.

Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027
K. Kelly Roberts, Chief Administration Officer—Hospitality and Gaming Division
Mr. Roberts has been the Chief Administration Officer—Hospitality and Gaming Division of Landry’s since 2007 and has served as Chief Financial Officer—Hotel Division and  Controller—Hotel Division since 2002.  Mr. Roberts has been employed by Landry’s since 1996.

Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

Directors and Officers of Landry’s MSA Co., Inc.

Name and Position	Present Principal Occupation or Employment	Principal Business Address
Tilman J. Fertitta, Chairman of the Board and President	Mr. Fertitta is the Chairman of the Board, President and Chief Executive Officer of Landry’s and has served in such positions since 1987. Mr. Fertitta has been a Director of Landry’s since 1993.	Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027
Steven L. Scheinthal, Vice President, Secretary and Director
Mr. Scheinthal is the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s and has served in such positions since September 1992.   Mr. Scheinthal has been a Director of Landry’s since 1993.   He has been licensed to practice law in the state of Texas since 1984.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027
Richard H. Liem, Vice President, Treasurer and Director
Mr. Liem is the Executive Vice President and Chief Financial Officer of Landry’s.  Mr. Liem has served as Executive Vice President since May 2007 and as Chief Financial Officer since June 2004.  From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance.  Mr. Liem joined Landry’s in 1999 as the Vice President of Accounting and Corporate Controller.  Mr. Liem has been a Director of Landry’s since 2009.  Mr. Liem is a certified public accountant.
Landry’s, Inc., 1510 West Loop South, Houston, Texas 77027

CUSIP NO. 579793100

SCHEDULE B

Interest in Securities of the Issuer by the Executive Officers and Directors of Landry’s MSA Co., Inc. and Landry’s, Inc.

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost
Richard H. Liem	5,000	Less than 1%	$28,509.99